                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

                           NORD RESOURCES CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   655555 10 0
                                 (CUSIP Number)

                                 October 5, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [_]   Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                                     WEXFORD CAPITAL LLC
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                   Connecticut

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                              4,982,500
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                         4,982,500

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                            4,982,500*

      *Includes 3,285,000 Special Warrant Shares exercisable to acquire
3,285,000 shares of common stock and 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                              12.4%

12)   Type of Reporting Person (See Instructions)                                                     OO

                                                                    Page 2 of 13

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                        WEXFORD SPECTRUM TRADING LIMITED
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                Cayman Islands

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                              3,485,530
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                         3,485,530

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                            3,485,530*

      *Includes 2,299,500 Special Warrant Shares exercisable to acquire
2,299,500 shares of common stock and 1,149,750 Warrants, each Warrant being exercisable to acquire one share of common stock

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                               9.0%

12)   Type of Reporting Person (See Instructions)                                                     CO

                                                                    Page 3 of 13

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                        WEXFORD CATALYST TRADING LIMITED
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                Cayman Islands

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                              1,478,250
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                         1,478,250

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                            1,478,250*

      *Includes 985,500 Special Warrant Shares exercisable to acquire 985,500 shares of common stock and 492,750 Warrants, each Warrant being exercisable to acquire one share of common stock

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                               4.0%

12)   Type of Reporting Person (See Instructions)                                                     CO

                                                                    Page 4 of 13

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                          WEXFORD CATALYST INVESTORS LLC
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                      Delaware

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                                 18,720
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                            18,720

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                                18,720

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                     less than 0.1%

12)   Type of Reporting Person (See Instructions)                                                     OO

                                                                    Page 5 of 13

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                                     CHARLES E. DAVIDSON
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                        U.S.A.

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                              4,982,500
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                         4,982,500

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                            4,982,500*

      *Includes 3,285,000 Special Warrant Shares exercisable to acquire
3,285,000 shares of common stock and 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                              12.4%

12)   Type of Reporting Person (See Instructions)                                                     IN

                                                                    Page 6 of 13

CUSIP No. 655555 10 0

1)    Names of Reporting Person.                                                        JOSEPH M. JACOBS
      I.R.S. Identification Nos. of Above Person (entities only)

2)    Check the Appropriate Box if a Member of a Group                                           (a) [_]
      (See Instructions)                                                                         (b) [_]

3)    SEC Use Only

4)    Citizenship or Place of Organization                                                        U.S.A.

      Number of Shares   5)   Sole Voting Power                                                        0
      Beneficially
      Owned by Each      6)   Shared Voting Power                                              4,982,500
      Reporting
      Person With        7)   Sole Dispositive Power                                                   0

                         8)   Shared Dispositive Power                                         4,982,500

9)    Aggregate Amount Beneficially Owned by Each Reporting Person                            4,982,500*

      * Includes 3,285,000 Special Warrant Shares exercisable to acquire
3,285,000 shares of common stock and 1,642,500 Warrants, each Warrant being exercisable to acquire one share of common stock

10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                                              [_]

11)   Percent of Class Represented by Amount in Row 9                                              12.4%

12)   Type of Reporting Person (See Instructions)                                                     IN

                                                                    Page 7 of 13

CUSIP No. 655555 10 0

     The reporting persons named in Item 2 below are hereby jointly filing this
Schedule 13G (this "STATEMENT") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item I below by one of the reporting persons. In accordance with Rule
13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G
(the "JOINT FILING AGREEMENT"), a copy of which is annexed hereto as Exhibit I.

ITEM 1.

     (a)   Name of Issuer:

           NORD RESOURCES CORPORATION

     (b)   Address of Issuer's Principal Executive Offices:

           1 West Wetmore Road, Suite 203
           Tucson, Arizona 85705

ITEM 2.

     (a)   Name of Persons Filing (collectively, the "REPORTING PERSONS"):

           (i)     Wexford Capital LLC
           (ii)    Wexford Spectrum Trading Limited
           (iii)   Wexford Catalyst Trading Limited
           (iv)    Wexford Catalyst Investors LLC
           (v)     Charles E. Davidson
           (vi)    Joseph M. Jacobs

     (b)   Address of Principal Business Office, or, if none, Residence of
           Reporting Persons:

           c/o Wexford Capital LLC
           411 West Putnam Avenue
           Greenwich, Connecticut 06830

     (c)   Citizenship:

           (i)     Wexford Capital LLC - Connecticut
           (ii)    Wexford Spectrum Trading Limited - Cayman Islands
           (iii)   Wexford Catalyst Trading Limited - Cayman Islands
           (iv)    Wexford Catalyst Investors LLC - Delaware
           (v)     Charles E. Davidson - United States
           (vi)    Joseph M. Jacobs - United States

     (d)   Title of Class of Securities:

           common stock, par value $0.01 per share

     (e)   CUSIP Number:

           655555 10 0

                                                                    Page 8 of 13

CUSIP No. 655555 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D- 1(B) OR
240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with Section 240.13d-
1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
80a-3).

     (j) [_] Group, in accordance with section Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

ITEM 4. OWNERSHIP.

     (a) Certain of the Reporting Persons acquired an aggregate of 3,285,000
Special Warrant Shares from the issuer in a private placement offering that closed on June 5, 2007 (the "Offering"). Each Special Warrant Share entitles the holder thereof to receive, without the payment of additional consideration, upon the exercise thereof, one share of common stock and one-half of one Warrant, each full Warrant being exercisable to acquire one share of common stock at an exercise price of $1.10 per share for a period of 60 months from the closing of the Offering. Each holder of a Special Warrant Share that has not expired by its terms may elect to convert its Special Warrant Shares into the underlying shares of common stock and Warrants at any time after 5:00 p.m. (Vancouver time) on
December 3, 2007. If the issuer fails to obtain a receipt for a final Canadian prospectus and effectiveness of a U.S. registration statement within 180 following the closing of the Offering, the issuer will be required to pay the
Reporting Persons a liquidity incentive payment equal to 1% per month
(pro-rated) of the aggregate purchase price paid by the Reporting Persons for the Special Warrant Shares, subject to a maximum liquidity incentive payment equal to an aggregate of 12% of the aggregate purchase price paid by the
Reporting Persons for the Special Warrant Shares.

     (b) Set forth below is the aggregate number of shares and percentage of common stock identified in Item 1 beneficially owned by the Reporting Persons
(which number includes the shares of common stock issuable upon the exercise of the Special Warrant Shares and the Warrants). [Information set forth below is on the basis of 35,271,685 shares of common stock issued and outstanding as of
September 6, 2007, as reported in the Issuer's definitive proxy statement on
Schedule 14A.)].

     (i)     Wexford Capital LLC:
             (a)   Amount beneficially owned:  4,982,500
             (b)   Percent of class: 12.4%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0

                                                                    Page 9 of 13

CUSIP No. 655555 10 0

                   (ii)    Shared power to vote or to direct the vote:                4,982,500
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:   4,982,500

     (ii)    Wexford Spectrum Trading Limited:
             (a)   Amount beneficially owned: 3,485,530
             (b)   Percent of class: 9.0%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0
                   (ii)    Shared power to vote or to direct the vote:                3,485,530
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:   3,485,530

     (iii)   Wexford Catalyst Trading Limited:
             (a)   Amount beneficially owned: 1,478,250
             (b)   Percent of class: 4.0%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0
                   (ii)    Shared power to vote or to direct the vote:                1,478,250
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:   1,478,250

     (iv)    Wexford Catalyst Investors LLC:
             (a)   Amount beneficially owned: 18,720
             (b)   Percent of class: less than 0.1%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0
                   (ii)    Shared power to vote or to direct the vote:                   18,720
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:      18,720

     (v)     Charles E. Davidson:
             (a)   Amount beneficially owned: 4,982,500
             (b)   Percent of class: 12.4%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0
                   (ii)    Shared power to vote or to direct the vote:                4,982,500
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:   4,982,500

     (vi)    Joseph M. Jacobs:
             (a)   Amount beneficially owned: 4,982,500
             (b)   Percent of class: 12.4%
             (c)   Number of shares as to which the person has:
                   (i)     Sole power to vote or to direct the vote:                          0
                   (ii)    Shared power to vote or to direct the vote:                4,982,500
                   (iii)   Sole power to dispose or to direct the disposition of:             0
                   (iv)    Shared power to dispose or to direct the disposition of:   4,982,500

Wexford Capital LLC ("Wexford Capital") may, by reason of its status as manager or investment sub-advisor of each of Wexford Spectrum Trading Limited ("WSTL"),
Wexford Catalyst Trading Limited ("WCTL") and Wexford Catalyst Investors LLC
("WCI"), be deemed to own beneficially the interest in the shares of common stock of which each of WSTL, WCTL and WCI possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the interests in the shares

                                                                   Page 10 of 13

CUSIP No. 655555 10 0

of common stock of which each of WSTL, WCTL and WCI possesses beneficial ownership. Each of Messrs. Davidson and Jacobs and Wexford Capital shares the power to vote and to dispose of the interests in the shares of common stock beneficially owned by each of WSTL, WCTL and WCI. Each of Wexford Capital and
Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of common stock owned by WSTL, WCTL and WCI and this report shall not be deemed as an admission that they are the beneficial owners of such securities, except in the case of Messrs. Davidson and Jacobs to the extent of their interests in each shareholder of WSTL, WCTL and WCI.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [[_]]. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A/

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

                                                                   Page 11 of 13

CUSIP No. 655555 10 0

ITEM 10. CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Partner and Secretary

                                        WEXFORD SPECTRUM TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        /s/ Charles E. Davidson
                                        ----------------------------------------
                                        CHARLES E. DAVIDSON

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                        JOSEPH M. JACOBS

                                                                   Page 12 of 13

CUSIP No. 655555 10 0

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934,
each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Nord Resources Corporation.

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Partner and Secretary

                                        WEXFORD SPECTRUM TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST TRADING LIMITED

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        WEXFORD CATALYST INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President

                                        /s/ Charles E. Davidson
                                         ---------------------------------------
                                        CHARLES E. DAVIDSON

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                        JOSEPH M. JACOBS

                                                                   Page 13 of 13